                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                          InSight Health Services Corp.
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         (Title of Class of Securities)

                                   45766Q 10 1
                                 (CUSIP Number)

                              ELIZA W. FRASER, ESQ.
                                     GE FUND
                              3135 EASTON TURNPIKE
                          FAIRFIELD, CONNECTICUT 06431
                                 (203) 373-2442
       (Name, address, including zip code, and telephone number, including area code of agent for service)

                                   Copies to:

                              Linda L. Curtis, Esq.
                           Gibson, Dunn & Crutcher LLP
                             333 South Grand Avenue
                       Los Angeles, California 90071-3197
                                 (213) 229-7000

                                  JUNE 25, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /.

                                  SCHEDULE 13D

CUSIP No. 45766Q 10 1
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1       NAME OF REPORTING PERSON                          GE Fund
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (I.R.S. # 22-2621967)
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
                                                                      (b) / /
--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*                                  Not Applicable
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                    / /
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION              New York
--------------------------------------------------------------------------------
NUMBER OF           7        SOLE VOTING POWER                       0
SHARES              ------------------------------------------------------------
BENEFICIALLY        8        SHARED VOTING POWER
OWNED BY                     1,307,224 shares
EACH                         (See Item 5(a))
REPORTING           ------------------------------------------------------------
PERSON WITH         9        SOLE DISPOSITIVE POWER                  0
                    ------------------------------------------------------------
                    10       SHARED DISPOSITIVE POWER
                             1,307,224 shares
                             (See Item 5(a))
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
         1,307,224 shares
         (See Item 5(a))
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                  / /
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         30.3% of Common Stock
         (See Item 5(a))
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*                                   CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7


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

      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
                        STATEMENT PURSUANT TO RULE 13d-1
                                     OF THE
                          GENERAL RULES AND REGULATIONS
                                    UNDER THE
                   SECURITIES EXCHANGE ACT OF 1934, AS AMENDED





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

         This statement on Schedule 13D (the "13D") relating to the Common Stock, $0.001 par value per share ("Common Stock"), of InSight Health Services Corp., a Delaware corporation ("InSight"), is filed with the Securities and Exchange Commission ("SEC") on behalf of the GE Fund (the "Fund" or the "Reporting Person") to report the Reporting Person's acquisition of beneficial ownership in excess of five percent (5%) of the Common Stock of InSight. This 13D reports the transfer of 10,948 shares of InSight Convertible Preferred Stock, Series C, par value $0.001 per share (the "Series C Preferred Stock"), which shares are convertible into 1,307,224 shares of Common Stock, owned by General Electric Company, a New York corporation ("GE"), to the Reporting Person effective on June 25, 2001. Such transfer occurred pursuant to a donation letter, dated as of June 25, 2001, which is attached hereto as Exhibit 1. This 13D is also filed for the purpose of describing the Voting Agreement, dated as of June 29, 2001, between the Reporting Person, InSight Health Services Holdings Corp., a Delaware corporation ("Parent"), and JWCH Merger Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Acquisition"), which is attached hereto as Exhibit 2.

ITEM 1 - SECURITY AND ISSUER

         This 13D relates to the Common Stock of InSight, a Delaware corporation, having its principal executive offices at 4400 MacArthur Blvd., Suite 800, Newport Beach, California 92660.

ITEM 2 - IDENTITY AND BACKGROUND

         This statement is filed by the Fund, a New York corporation with principal executive offices located at 3135 Easton Turnpike, Fairfield, Connecticut. The Fund is a corporation under the not-for-profit corporation law of the State of New York. The Fund principally invests its funds for charitable, scientific, literary and/or educational purposes.

         For information with respect to the identity and background of each director and executive officer of the Fund, see Schedule I attached hereto.

         During the last five years, neither the Fund nor, to its best knowledge, any person identified on Schedule I has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Fund or such person, as the case may be, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         All persons identified on Schedule I are United States citizens.

ITEM 3 - SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Effective June 25, 2001, GE transferred 10,948 shares of the Series C Preferred Stock owned by it to the Fund in order to make a charitable donation. On June 29, 2001, the Fund, as a stockholder of InSight, entered into the Voting Agreement, which is discussed further in Item 6 below.


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

ITEM 4 - PURPOSE OF TRANSACTION

         (a) The Fund holds the Series C Preferred Stock for investment purposes in the ordinary course of business, and not with the purpose of changing control of InSight.

         (b) On June 29, 2001, the Fund entered into a Voting Agreement. See Items 3 and 6 for a description of the Voting Agreement.

         The Fund may change its current intentions, acquire additional Common Stock or rights that are convertible into or exercisable for Common Stock or take any other action with respect to InSight or any of its debt or equity securities in any manner permitted by law. Other than as set forth herein, the Fund has no current plans which relate to or would result in any of the events described in Items (a) through (j) of the instructions to this Item 4 of
Schedule 13D.

ITEM 5 - INTEREST IN SECURITIES OF THE ISSUER

         (a) The Fund is the beneficial owner of 10,948 shares of the Series C Preferred Stock, representing approximately 39.2% of the outstanding Series C Preferred Stock. The 10,948 shares of Series C Preferred Stock are convertible, at the current conversion price of $8.375 per share, into 1,307,224 shares of Common Stock, which number is subject to adjustment under various circumstances. Under certain conditions, these shares of Series C Preferred Stock are convertible into shares of InSight Convertible Preferred Stock, Series D, par value $0.001 per share (the "Series D Preferred Stock"), which in turn are convertible into the same number (1,307,224) of shares of Common Stock. Such 1,307,224 shares of Common Stock would represent approximately 30.3% of the total number of shares of Common Stock of InSight that, as a result of the issuance of the foregoing shares, would be outstanding, based on 3,011,656 shares of Common Stock represented by InSight as outstanding as of June 29, 2001.

         (b) The Fund has shared voting and investment power with respect to the securities that are the subject of this 13D, which power is shared pursuant to the Voting Agreement discussed in Item 6 below.

         (c) Effective June 25, 2001, GE transferred by donation 10,948 shares of Series C Preferred Stock of InSight to the Fund.

         (d)      Not Applicable.

         (e)      Not Applicable.

ITEM 6 - CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         On July 29, 2001, InSight, Parent and Acquisition entered into an Agreement and Plan of Merger (the "Merger Agreement"), which provides, among other things and as stated in the Merger Agreement, for the merger (the "Merger") of Acquisition with and into InSight, with InSight continuing as the surviving corporation, and that each outstanding share of Common Stock of InSight, other than those shares owned by certain officers of InSight, will be converted into the right to receive $18.00 per share in cash.


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

         Simultaneously with the execution of the Merger Agreement, the Fund entered into a Voting Agreement with Parent and Acquisition. A copy of the Voting Agreement is attached as Exhibit 2.

         Under the terms of the Voting Agreement, the Fund agreed (i) to elect to convert all of the Series C Preferred Stock that it owns into 130,722.4 shares of Series D Preferred Stock pursuant to the terms thereof and prior to the record date for the meeting of stockholders of InSight called to vote upon the approval of the Merger and the adoption of the Merger Agreement, (ii) to vote in favor of the Merger and the adoption of the Merger Agreement, and (iii) to convert all of the aforementioned 130,722.4 shares of Series D Preferred Stock into shares of Common Stock immediately prior to the effective time of the Merger.

         The Fund has also agreed to grant an irrevocable proxy to Parent and to appoint Parent as its attorney-in-fact to vote its Series D Preferred Stock in favor of the Merger and the adoption of the Merger Agreement. In addition, the Fund agreed not to (i) sell, transfer, pledge, encumber, assign or otherwise dispose of the equity securities of InSight owned by it, (ii) enter into any voting arrangement or understanding other than the Voting Agreement or (iii) take any action that could make any of its representations or warranties in the Voting Agreement untrue or incorrect or could have the effect of preventing or disabling the Fund from performing any of its obligations. Moreover, the Fund agreed not to (i) solicit, initiate or encourage or take any other action to facilitate, any inquiries or the making of any proposal that constitutes, or may be reasonably expected to lead to any Takeover Proposal (as defined in the Merger Agreement), or (ii) participate in any discussions or negotiations regarding any Takeover Proposal (as defined in the Merger Agreement). The Voting Agreement terminates upon the earlier of (i) the consummation of the Merger and
(ii) the termination of the Merger Agreement.

         The foregoing summary of the Voting Agreement is not intended to be complete and is qualified in its entirety by reference to the Voting Agreement, which is attached hereto as Exhibit 2 and which is incorporated herein by reference.

ITEM 7 -  MATERIAL TO BE FILED AS EXHIBITS.

         (1)      Donation Letter, dated as of June 25, 2001.

         (2)      Voting Agreement, dated as of June 29, 2001.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GE FUND

By:     /s/ Eliza Fraser, Esq.
   ---------------------------------------

Name:   Eliza Fraser, Esq.

Title:  Counsel

Dated:  July 5, 2001

                                   SCHEDULE I

                                     GE FUND

DIRECTORS                                     OFFICERS
---------                                     --------

William J. Conaty - Chairman                  Joyce Hergenhan - President
Pamela Daley                                  Michael J. Cosgrove - Treasurer
Benjamin W. Heineman, Jr.                     Christopher King - Comptroller
Joyce Hergenhan                               Eliza W. Fraser - Counsel
Henry A. Hubschman                            Gisele Hill - Secretary
Steven Kerr
Keith S. Sherin
Lloyd G. Trotter

       NAME            PRESENT BUSINESS ADDRESS      PRESENT PRINCIPAL OCCUPATION
       ----            ------------------------      ----------------------------
W. J. Conaty           General Electric Company      Senior Vice President -
                       3135 Easton Turnpike          Human Resources - GE
                       Fairfield, CT  06431

M. J. Cosgrove         GE Asset Management           Director - GE Asset
                       3003 Summer Street            Management
                       P.O. Box 7900
                       Stamford, CT  06905

P. Daley               General Electric Company      Vice President and Senior
                       3135 Easton Turnpike          Counsel - Transactions - GE
                       Fairfield, CT  06431

E. W. Fraser           General Electric Company      Associate Corporate Counsel
                       3135 Easton Turnpike          - GE
                       Fairfield, CT  06431

B. W. Heineman, Jr.    General Electric Company      Senior Vice President, General
                       3135 Easton Turnpike          Counsel and Secretary - GE
                       Fairfield, CT  06431

J. Hergenhan           General Electric Company      Vice President - GE and
                       3135 Easton Turnpike          President - GE Fund
                       Fairfield, CT  06431

G. Hill                General Electric Company      Secretary - GE Fund
                       3135 Easton Turnpike
                       Fairfield, CT  06431

H. A. Hubschman        GE Capital Aviation Services  President - GE Capital
                       201 High Ridge Road           Aviation Services
                       Stamford, CT  06927

S. Kerr                General Electric Company      Vice President - GE



                       GE Crotonville                Corporate Leadership
                       Old Albany Post Road          Development
                       Ossining, NY  10562

C. King                General Electric Company      Program Manager - Corporate
                       3135 Easton Turnpike          Contributions - GE Fund
                       Fairfield, CT  06431

K. S. Sherin           General Electric Company      Senior Vice President -
                       3135 Easton Turnpike          Finance - GE
                       Fairfield, CT  06431

L. G. Trotter          General Electric Company      President - GE Industrial
                       41 Woodford Avenue            Systems
                       Plainville, CT  06062



     The IRS number for GE Fund is 22-2621967


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